SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

VENUS CONCEPT INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92332W 105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners II, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10 Pages)

1	NAMES OF REPORTING PERSONS Longitude Capital Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,666,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,666,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPII (as defined in Item 2(a) below). LCPII (as defined in Item 2(a) below) is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) filed with the Securities and Exchange Commission on November 14, 2019.

1	NAMES OF REPORTING PERSONS Longitude Venture Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,666,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,666,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019 as reported in the Form 10-Q.

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,666,119 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,666,119 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,666,119 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019 as reported in the Form 10-Q.

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,230 (1)
	8	SHARED VOTING POWER 3,666,119 (2)
	9	SOLE DISPOSITIVE POWER 25,230 (1)
	10	SHARED DISPOSITIVE POWER 3,666,119 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.4% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	All shares represent options to purchase shares of Common Stock exercisable within 60 days of the date hereof.
(2)

All shares are held of record by LVPII. LCPII is the general partner of LVPII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based on 29,667,622 shares of Common Stock outstanding as of November 7, 2019 as reported in the Form 10-Q, as adjusted to reflect an additional 25,230 shares of Common Stock that would be outstanding following the exercise of the stock options beneficially owned by the Reporting Person and reported in the rows above.

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Venus Concept Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 235 Yorkland Blvd., Suite 900, Toronto A6, M2J4Y8.

Item 2. Identity and Background.

(a) This Statement is being filed by Longitude Venture Partners II, L.P. (“LVPII”), Longitude Capital Partners II, LLC (“LCPII”, and together with LVPII, the “Reporting Entities”) and Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker (“Tammenoms Bakker” and together with Enright, the “Managing Members”). The Reporting Entities and Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Managing Member is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(c) Each Reporting Entity is a venture capital investment entity. Each Managing Member is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are managing members of LCPII, the general partner of LVPII. In addition, Tammenoms Bakker is a member of the Issuer’s board of directors (the “Board”).

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) LCPII is a limited liability company organized under the laws of the State of Delaware. LVPII is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On November 7, 2019, effective upon the closing of the merger of a wholly-owned subsidiary of the Issuer (“Merger Sub”) with and into Venus Concept Ltd. (the “Merger”), each outstanding ordinary and preferred share of Venus Concept Ltd. was cancelled and exchanged for 8.6506 shares of Common Stock of the Issuer for no consideration, which resulted in LVPII receiving 3,476,584 shares of Common Stock of the Issuer in exchange for its capital stock of Venus Concept Ltd. In addition, all of the outstanding principal and unpaid accrued interest of the outstanding convertible promissory notes of Venus Concept Ltd. (the “Venus Notes”) held by LVPII were automatically converted into shares of Common Stock of the Issuer at a conversion price of $0.4664 per share, which resulted in LVPII receiving 189,535 shares of Common Stock of the Issuer. The number of shares have been adjusted to give effect to the Issuer’s 15 for 1 reverse stock split which occurred immediately following the Merger.

In connection with the Merger, each outstanding and unexercised option to purchase ordinary shares of Venus Concept Ltd. held by Tammenoms Bakker was assumed by the Issuer and was converted into an option to purchase shares of the Issuer’s Common Stock at the applicable exchange ratio.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by LVPII using investment funds provided to LVPII by its limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Tammenoms Bakker was appointed as a member of the Board at the effective time of the Merger. In her capacity as a director, Tammenoms Bakker may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, as may be in effect from time to time.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of LVPII, the general partner and limited partners of LVPII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

On March 15, 2019, Restoration Robotics, Inc. and Venus Concept Ltd. entered into an Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019, as amended by the First Amendment to the Agreement and Plan of Merger and Reorganization on August 14, 2019 (the “Merger Agreement”). At the effective time of the Merger, each ordinary share and preferred share of Venus Concept Ltd. were converted into the right to receive 8.6506 shares of Common Stock of the Issuer, subject to adjustment pursuant to the Merger Agreement. In connection with the Merger, each outstanding and unexercised option to purchase ordinary shares of Venus Concept Ltd. was assumed by the Issuer and was converted into an option to purchase shares of the Issuer’s Common Stock at the applicable exchange ratio. The terms and provisions of the Merger Agreement are described more fully in the Issuer’s current reports on Form 8-K filed with the Commission on March 15, 2019 and August 20, 2019, and the above summary is qualified by reference to such description and the full text of the Agreement and Plan of Merger and Reorganization and the First Amendment to the Agreement and Plan of Merger and Reorganization, which are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively and are incorporated herein by reference.

On June 25, 2019, Venus Concept Ltd. entered into a Note Purchase Agreement with certain investors, as amended by the First Amendment to the Note Purchase Agreement on July 23, 2019 (the “Note Purchase Agreement”) pursuant to which Venus Concept Ltd issued the Venus Notes. Immediately following the closing of the Merger, all of the outstanding principal and unpaid accrued interest on the Venus Notes automatically converted into shares of Common Stock of the Issuer at a conversion price of $0.4664 per share. The terms and provisions of the Note Purchase Agreement are described more fully in the Issuer’s Registration Statement on Form S-4 as filed with the Commission on August 23, 2019 and in the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on August 14, 2019, and the above summary is qualified by reference to such description and the full text of the Note Purchase Agreement, the First Amendment to the Note Purchase Agreement and the Form of Amended and Restated Convertible Promissory Note, which are filed as Exhibit 4, Exhibit 5 and Exhibit 6 to this Statement, respectively and are incorporated herein by reference.

In connection with the Merger, LVPII and certain of the Issuer’s other investors entered into a Registration Rights Agreement, dated November 7, 2019, with the Issuer (the “Rights Agreement”). After the closing of the Merger, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares, which were acquired in the Merger upon the conversion of the Venus Notes, be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s current report on Form 8-K filed with the Commission on November 7, 2019, and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 7 to this Statement and is incorporated herein by reference.

In connection with the Merger, each of LVPII and Tammenoms Bakker has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 90 days following the closing of the Merger. The terms and provisions of such lock-up agreement are described more fully in the Issuer’s current report on Form 8-K as filed with the Commission on March 15, 2019, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 8 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Tammenoms Bakker. The indemnification agreement requires the Issuer, among other things, to indemnify Tammenoms Bakker for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Tammenoms Bakker in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 9 to this Statement and is incorporated herein by reference.

Tammenoms Bakker, in her capacity as director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation policy, as may be in effect from time to time.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated November 18, 2019, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Agreement and Plan of Merger and Reorganization, dated as of March 15, 2019 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on March 15, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 3:	First Amendment to the Agreement and Plan of Merger, dated August 14, 2019 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on August 20, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 4:	Note Purchase Agreement, dated July 25, 2019(filed as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q as filed with the Commission on August 14, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 5:	First Amendment to Note Purchase Agreement dated July 23, 2019 (filed as Exhibit 4.16 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on August 23, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 6:	Form of Amended and Restated Unsecured Senior Subordinated Convertible Promissory Note (filed as Exhibit 4.18 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on August 23, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 7:	Registration Rights Agreement, dated November 7, 2019, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.15 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 8:	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K as filed with the Commission on March 15, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

Exhibit 9:	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.19 to the Issuer’s current report on Form 8-K as filed with the Commission on November 7, 2019 (SEC File No. 001-38238) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

LONGITUDE VENTURE PARTNERS II, L.P.

By:	LONGITUDE CAPITAL PARTNERS II, LLC

Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS II, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker